SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release — BG GROUP AND ENEL EQUAL PARTNERS IN THE BRINDISI REGASIFICATION PLANT PROJECT
Press Release — ENEL AND UNION FENOSA REACH AGREEMENT ON RENEWABLE ENERGY AND COMBINED CYCLE PLANT
Analyst Presentation — ENEL-UNION FENOSA AGREEMENT
Press Release — NTT DoCoMo AND WIND START STRATEGIC I-MODE PARTNERSHIP IN THE ITALIAN MARKET
Press Release — ENEL BRINGS FORWARD APPROVAL OF HALF-YEAR REPORT
Press Release — ENEL COMPLETES ACQUISITION OF FRANCE TELECOM’S SHAREHOLDING IN WIND
Notice relating to trading of Enel shares by Senior Management
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

–	Press Release dated June 12, 2003;

–	Press Release dated June 16, 2003;

–	Analyst Presentation dated June 16, 2003 — Enel-Union Fenosa Agreement;

–	Press Release dated June 25, 2003;

–	Press Release dated June 30, 2003;

–	Press Release dated July 1, 2003;

–	Notice relating to trading of Enel shares by Senior Management dated July 1, 2003.

Press Release

BG GROUP AND ENEL EQUAL PARTNERS IN THE BRINDISI REGASIFICATION PLANT PROJECT

Rome, June 12, 2003 — The Board of Directors of Enel S.p.A. has approved an agreement for Enel to acquire a 50% stake in Brindisi LNG, the company currently wholly owned by British Gas (BG) that will build and manage a terminal for the import of liquefied natural gas into Italy.

Enel will pay a cash consideration of 10.9 million euro, related to the acquisition of the stake in Brindisi LNG and based on the cost of developing the project to date. Subsequent development costs for the project will be divided equally between Enel and BG. The closing of the transaction is expected to take place on June 24, 2003 and the directors of Brindisi LNG will be re-elected on the same date.

The project calls for the construction of a Liquefied Natural Gas regasification terminal at the port of Brindisi. The plant, which is currently estimated to require an investment of 390 million euro, will have a regasification capacity of 8 billion cubic metres of gas a year. Construction will begin in 2004 and is expected to be completed by 2007. Enel and BG will share 80% of the terminal’s capacity equally, while third parties will be given regulated access to the remaining 20%, in accordance with current law provisions.

BG obtained the required authorisation for the construction and management of the terminal last January, and, in February, signed an agreement in lieu of concession with the Brindisi Port Authority allowing the use of the port for the terminal.

The Brindisi project is listed as a strategic infrastructure priority by both the Italian Government and the European Union.

Press Release

ENEL AND UNION FENOSA REACH AGREEMENT ON RENEWABLE ENERGY AND COMBINED CYCLE PLANT

Rome/Madrid, June 16, 2003 — Enel and Union Fenosa have reached an agreement regarding the Enel’s acquisition of stakes in Union Fenosa Energías Especiales (UFEE), the Union Fenosa’s renewable energy unit, and the combined cycle plant that Union Fenosa is building in Palos de la Frontera, Huelva.

The cash consideration for UFEE is 168 million euro. This has been calculated in 178 million euro for 80% of UFEE capital stock, inclusive of a premium of 10 million euro for the construction of at least 300 MW by 2007. At the same time, Union Fenosa will pay Enel 10 million euro for the option to buy back 30% of the UFEE shares by 2007. The price Union Fenosa will pay to buy back the 30% stake will be based on the agreed price for the 80% stake of UFEE acquired by Enel, plus accrued market interest.

The perimeter of the entity being sold, which consists entirely of plants and projects for the production of energy from renewable sources, predominantly wind and hydro, includes 281 MW of installed capacity already in operation, 157 MW under construction, 324 MW planned for the next four years (2004-2007) and 874 MW of long term projects (2008-2012).

Union Fenosa will retain some mini-hydroelectric plants with a total capacity of 114 MW, which are in operation or at the design stage, as well as certain other assets and liabilities.

Moreover, Enel will acquire a 50% stake in the Palos de la Frontera combined cycle plant by subscribing to a capital increase in the NewCo that will own the plant. Enel’s outlay will be 158.5 million euro, of which 115 million euro for the NewCo capital increase and 43.5 million euro for the repayment of debt existing between the NewCo and Union Fenosa. Total investment for the construction of the plant will be 520 million euro, which will be financed by the two partners with an appropriate debt and equity contribution. Enel’s 158.5 million euro outlay is a part of that financing.

The two transactions will further consolidate Enel’s world leadership in renewable energy, while strengthening Enel’s position in Spain, where it is already present through the wholly-owned subsidiary Viesgo, an important operator with 2,400 MW of installed capacity and 585,000 customers.

Union Fenosa, for its part, will be able to cut consolidated debt and meet its year-end debt reduction target. This transaction accelerates Union Fenosa’s divestment programme under its Strategic Plan, enabling it to surpass its goal of cutting debt to below 6,500 million euros in 2003.

Union Fenosa Energías Especiales

Union Fenosa Energías Especiales is Union Fenosa’s renewable energy and cogeneration subsidiary. It has operations involving all the major power generation technologies, including wind power, mini-hydroelectric, cogeneration, biomass and waste-to-power.

Both Enel and Union Fenosa will benefit from growth in the Spanish renewable energy market, where installed capacity is expected to grow by 10% a year until 2011. The agreement is aimed at developing UFEE’s renewable and cogeneration installed capacity to 1,000 MW by 2007.

Palos de la Frontera combined cycle power plant

The Palos CCGT plant includes three units of approximately 400 MW each under construction and due to be phased into operation between February and August 2005. The plant is assured a competitively-priced supply of gas by Union Fenosa Gas.

Enel will also bring its great experience as an international operator in electricity generation. Both companies will further benefit from the growth of the Spanish electricity market, estimated at an annual 3.5% until 2011.

***

Enel will hold a conference call at 6:15 PM (Italian time) to explain the transaction to financial analysts and institutional investors. Journalists will be able to listen in to the call.

***

Enel and Union Fenosa

Enel is one the world’s major electricity companies. It is Italy’s main operator with over 40,000 MW of installed capacity and is second in the distribution and sale of gas. In Italy it has about 28 million electricity customers and 1.7 million gas customers. In Spain it has a significant presence through its unit Viesgo (2,400MW), while it is the world leader in renewable energy with over 16,000 MW installed in Italy, Spain, North America and Latin America.

Union Fenosa is Spain’s third-largest energy company and currently has over 8,000 MW of installed capacity worldwide, supplying electricity to over 8 million customers. Its energy business is integrated due to its presence throughout the gas chain. Union Fenosa is also active in telecommunications, engineering, information systems and consulting.

Italy’s largest utility and Spain’s third-largest have thus strengthened their position in CCGT, renewable energy and cogeneration in Spain and Portugal.

For Enel, the acquisition strengthens its position in Spain and complements Viesgo’s generating mix.

Enel-Union Fenosa Agreement

Rome, 16 June 2003

Enel
Energy in tune with you

Enel SpA
Investor Relations

Rome, 16 June 2003 Enel-Union Fenosa Agreement Enel SpA Investor Relations

Disclaimer THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST AND INVESTOR CONFERENCE CALL. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED AT THE ANALYST AND INVESTOR CONFERENCE CALL. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED AT THE ANALYST AND INVESTOR CONFERENCE CALL MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES AND PROJECTIONS, AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT.

Transaction Outlook Significant improvement in Viesgo's performances Reinforced Enel's position in the Spanish market, as part of Group's core business commitment Improved commitment in renewable projects Balance overall Enel's position on Kyoto protocol aspects Matching financial investing criteria announced in the industrial plan Well on the way of delivering strategy

Contents of the Agreement 80% of the following perimeter(1): 281MW in operation 157MW under construction 324MW of new projects under development (2004-2007) 874MW of new projects under development (2008-2012) Strengthened world leadership in renewables Improved Viesgo's generation mix 50% of a NewCo for the construction of a new CCGT plant in Palos de La Frontera n. 3 units of 381MW each expected in operation in 2005 potential expansion with n. 2 additional units of 381MW each Improved quality of Viesgo's generation mix Acceleration of Viesgo's new capacity availability program Renewables Palos de La Frontera Strengthened Enel's competitive position in Spain (1) Shared capacity

Economics of the Agreement Total cash transaction Euro 168mn 80% equity Euro 168mn Premium(1) Euro 10mn Option price -Euro 10mn UFEE EV (100%) Euro 365mn Equity Euro 210mn Net Debt (31/12/02) Euro 155mn Shareholders' return 9.3% (post tax) Cash EPS (pre-goodwill) accretive from yr. 1 Existing(2) and new project supported by project financing Total cash transaction Euro 158.5mn NewCo rights issue Euro 115mn Replacement of Union Fenosa loans Euro 43.5mn Total capex Euro 520mn Project will be financed by partners through equity and corporate debt; Enel cash out is part of this financing Project IRR 8.3% (post tax) Compliance with Enel's investment criteria for international expansion (1) Up front premium linked to specific targets and related penalties in completion of the development plan 2003-2007 (2) Excluding mini hydro Renewables Palos de La Frontera

Operational Details

Renewables Structure

Installed capacity
(MW)(1)
438
128
248
62
324
15
309
874
874
Mini Hydro
Wind
Cogeneration & Waste
Existing assets+under construction
Assets under development (2004-2007)
Assets under development (2008-2012)

Enel SpA
Investor Relations

Enel
Energy in tune with you

6

Operational Details Renewables Structure Installed capacity (MW)(1) (1) Installed capacity related to Union Fenosa's stake in different assets 324 874 438

Operational Details

Existing Asset Location

- Wind
- Wind under construction
- Wind in project
- Wind in the pipeline
- Co-gen
- Co-gen under construction
- Co-gen in the pipeline
- UW & Biomass
- UW & Biomass in the pipeline
- Leased Minihydros
- Leased Minihydros in construction
- Minihydros under construction
- Minihydros in project
- Minihydros in the pipeline

Number of plants
Galicia
Asturias
Castilla-León
Cataluña
Madrid
Valencia
Extremadura
Castilla-La Mancha
Murcia
Andalucía

Enel SpA
Investor Relations
Enel
Energy in tune with you
7

Operational Details Existing Asset Location

Operational Details Palos Project Description Configuration: 3x381 MW CCGT (plus additional 2x381 MW opportunity) Site location: in proximity of Huelva, 2.4 Km away from Atlantic Ocean Electric Grid Connection: 1st Group: 2.5 km to 220 kV line 2nd and 3rd Group: 99 km to 400 kV line Gas Connection: 40 meters pipeline Overall investment: Euro 520mn Cooling System: closed circuit

Press Release

NTT DoCoMo AND WIND START STRATEGIC I-MODE PARTNERSHIP IN THE ITALIAN MARKET

Tokyo/Rome, June 25, 2003 — Japan’s leading mobile phone operator, NTT DoCoMo, Inc., and Wind Telecomunicazioni S.p.A., Italy’s number one provider of integrated telecommunications services combining fixed-line, mobile and Internet services, today announced that they have started a strategic i-mode partnership in the Italian market.

The partnership between DoCoMo and Wind represents a meeting of two leading companies in the telecommunications market, adding Wind’s experience in the development of innovative services and its unique mobile broadband to a series of European alliances forged by DoCoMo. As a result of this partnership with Wind, DoCoMo will have the opportunity to deliver the i-mode service it developed to Europe’s most competitive mobile market.

The exclusive licensing agreement signed for this partnership, under which Wind is to launch the i-mode service in Italy, will enable Wind to consolidate its role as the number one innovator in the Italian domestic market, leading the way in the value added services segment.

The agreement also introduces Wind into the i-mode alliance, the group led by DoCoMo that comprises all the operators that have launched i-mode, and that offers its members the opportunity to market handsets specially adapted for their own services.

Through its provision of i-mode, Wind will create a range of services never seen before in the Italian market, allowing Wind customers to:

•	Access Internet services with a wide variety of content on their mobile phone,

•	Choose among a wide range of innovative and multifunctional handsets,

•	Participate in the i-mode alliance group.

Wind’s i-mode services will also include a complete offering of Java applications, providing a high degree of quality for customers, thanks to the DoJa technology, co-developed by DoCoMo and Sun Microsystems, Inc.

The agreement, which will remain in place for five years from June 2003, is renewable by mutual accord and is an exclusive contract with Wind in Italy for 4 years for Wind’s 2G and 3G. According to the terms of this agreement, Wind is to offer the i-mode service on its GPRS network, with know-how, technologies, trademarks and expert assistance to be provided by DoCoMo.

Thanks to mobile broadband, Wind’s customers are the only users in Italy to have access to a vast range of Internet content directly on their mobile handsets. Over the coming months, Wind and DoCoMo will work together to see if it is feasible to integrate the i-mode service with the Value Added Services already offered by Wind and content from the Libero portal (www.libero.it).

The i-mode system is also an open platform, enabling users to freely access and surf through the main portals, and offering an advanced system that allows content and service providers to give mobile users simple and easy-to-use access to their services.

As occurred in Japan with DoCoMo, Wind believes that its adoption of the i-mode system will attract a large number of content providers, who will be free to develop their own applications, and market them over Wind’s i-mode platform, creating the basis for a new and innovative business segment.

Finally, the partnership between Wind and DoCoMo will make it possible for Wind to join the i-mode alliance through such services as i-mode roaming by Wind’s participation in the international network formed by the other European operators who use the service: Bouygues Telecom in France, E-Plus Mobilfunk in Germany, KPN Mobile in the Netherlands and BASE in Belgium.

Wind believes that the first i-mode services in Italy will be offered by the end of 2003. Wind customers equipped with an i-mode handset will be able to surf the i-mode portal and the sites created by the operator’s official content providers, surf all i-mode compatible sites and enjoy integrated access to their e-mail on Libero.

Moreover, Wind plans to make its i-mode services available over its 3G network together with those already marketed over Wind’s GPRS system in the future.

***

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 46 million customers. The Company provides a wide variety of leading-edge mobile multimedia services. These include i-mode, the world’s most popular mobile internet service, which provides e-mail and internet access to over 38 million subscribers, and FOMA, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the Company is expanding its global reach through strategic alliances with mobile and multimedia service providers in the Asia-Pacific, Europe and North and South America. NTT DoCoMo is listed on the Tokyo, London, and New York stock exchanges. For more information, visit www.nttdocomo.com

i-mode, DoJa, and FOMA are trademarks or registered trademarks of NTT DoCoMo,Inc. in Japan and other countries. FOMA service is only available to subscribers in Japan. Java is a registered trademark of SunMicrosystems, Inc. in the United States and other countries. Sun Microsystems is a trademark of Sun Microsystems, Inc. in the United States and other countries.

About Wind Telecomunicazioni S.p.A.

Wind Telecommunicazioni S.p.A., which is owned by Enel (100%) was incorporated in December 1997 and obtained fixed-line, mobile (900MHz and 1800MHz) and Internet operating licenses in July 1998. In December of the same year the Company introduced long-distance services for the corporate-market, whilst the launch of commercial operations took place on March 1, 1999, with the offer of fixed-line and mobile services for the consumer market. The Company thus proceeded to rapidly implement market segmentation.

The Wind Group is the only convergent operator in the market and stands out from the rest thanks to its capacity to innovate and its emphasis on transparency and value for money.

Wind’s widespread and innovative mobile network includes over 6,000 base transmission stations and is continually and systematically being expanded. Overseas coverage is provided by numerous roaming agreements with over 200 international operators in around 120 countries around the world.

In the mobile segment Wind has launched its new multimedia services (MMS), which represent the first step towards the development of the next generation mobile services and enable users in possession of specially adapted handsets to send combinations of pictures, sound and text to another cell phone or an e-mail address. Wind recently achieved the distinction of being the first operator in Europe to offer video over GPRS handsets, confirming its commitment to innovation, a value that has allowed the Company to have a strong impact on the market right from the outset.

The roll out of the UMTS network continues, with the first half of 2003 registering significant progress in the installation of 3G equipment.

Forward-Looking Statements

When reviewing this information please note that the information was created as of the date listed, reflected management views as of that date, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements, such as statements regarding attracting i-mode content providers, the offering of i-mode service by certain dates and the offering of i-mode services on Wind’s 3G network, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, DoCoMo and Wind’s ability to successfully work together, possible technological and implementation problems, Wind’s ability to attract both i-mode subscribers and content providers and other risks noted in NTT DoCoMo’s latest annual report on Form 20-F and NTT DoCoMo’s other filings and submissions with the Securities and Exchange Commission. The parties assume no obligation to update the information in this release to reflect developments which may have occurred after the date of this information.

Press Release

ENEL BRINGS FORWARD APPROVAL OF HALF-YEAR REPORT

Rome, June 30, 2003 — The Board of Directors of Enel S.p.A. has decided to bring forward the date for the examination and approval of Enel’s half-year report (as of June 30, 2003) to September 10, 2003, from September 12, 2003.

Press Release

ENEL COMPLETES ACQUISITION OF FRANCE TELECOM’S SHAREHOLDING IN WIND

Rome, July 1, 2003 — Having received a green light from the Antitrust Authority, Enel today completed the purchase of the 26.6% of Wind’s share capital formerly held by Orange (France Telecom Group). The transaction was conducted in accordance with the conditions communicated on March 21, 2003. From today, therefore, Wind’s entire share capital is owned by Enel.

Notice relating to trading of Enel shares by Senior Management

Company: Enel SpA
Reference period: 2nd quarter (April — June) 2003
Communication: periodic	immediate
Declarant: Mr. Francesco Taranto		Title: Member of the Board of Directors

Communications of transactions under article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction(1)	Financial instrument(2)	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source(3)

5.13.2003	A	AZO Enel	IT0003128367	10,000	€ 5.61	€ 56,100	Transaction on the market

					SUBTOTAL (A)(4)	€ 56,100

Communications of transactions under article. 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

		Financial			Underlying financial	Actual			Potential
Date	Transaction(5)	instrument(6)	Category(7)	ISIN code	instrument(8)	investment/disinvestment			investment/disinvestment			Conditions(9)

							Unit			Unit
						Qty	price	Amount	Qty	price	Amount

—	—	—	—	—	—	—	—	—	—	—	—		—

									SUBTOTAL (B)(10)			0

									TOTAL (A) + (B)			€ 56,100

(1) Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
(2) Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
(3) Indicate the kind of action from which the transaction derives:
- transaction on the market;
- transaction outside the market;
- conversion of convertible bonds;
- exercise of stock options or preemptive rights;
- exercise of warrants;
- exercise of derivative instruments or covered warrants;
- other, in which case specify.

(4) Indicate the total amount of the transactions listed in the form.
(5) Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
(6) Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = premiums;
CW = covered warrants;
O = other, in which case specify.
(7) Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.
(8) Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
(9) Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
(10) Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

	By:	/s/ Avv. Claudio Sartorelli Name: Avv.Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated: July 4, 2003